Exhibit 8.1

Subsidiaries

Name of Subsidiary	State or Other Jurisdiction of Incorporation
DBV Technologies Inc.	Delaware, United States of America
DBV Technologies Australia PTY Ltd.	New South Wales, Australia
DBV Technologies Canada Ltd.	Ontario, Canada
DBV Pharma S.A.S.	France